                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                           VALLICORP HOLDINGS, INC.
                           ------------------------
                               (Name of Issuer)

                    Common Stock, $0.01 Par Value Per Share
                    ---------------------------------------
                        (Title of Class of Securities)

                                   92023F-106
                             --------------------
                                (CUSIP Number)

David L. Payne                                Jonathan D. Joseph
Westamerica Bancorporation                    Pillsbury Madison & Sutro
1108 Fifth Avenue                             235 Montgomery Street
San Rafael, CA 94901                          San Francisco, CA 94104
Telephone: (415) 257-8000                     Telephone: (415) 983-1071
------------------------------------          -------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 11, 1996
                 ---------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

  CUSIP NO. 92023F-106                   13D                Page 2


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      NAME OF REPORTING PERSON                  Westamerica Bancorporation

 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                                 94-2156203

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS
                                                                          00
 4

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
 5                                                                         []

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                                                                   California

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                                                       115,500

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                                                     697,449*
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                                                        115,500

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                                                          -0-
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                                                     812,949*

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                            []
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                                                         5.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
                                                                          CO

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      *  Shared Voting Power over 697,449 of such shares is limited to certain matters as discussed in Item 5(c) below.

CUSIP No. 92023F-106                 13D                                  Page 3

Item 1.  Security and Issuer.
------   -------------------

     The class of equity securities to which this statement relates is the common stock, $0.01 value per share (the "ValliCorp Common Stock"), of ValliCorp Holdings, Inc., a California corporation ("Issuer"). The address of the principal office of the Issuer is 8405 North Fresno Street, Fresno, California 93720.

Item 2.  Identity and Background.
------   -----------------------

     This statement is being filed by Westamerica Bancorporation, a California corporation ("Westamerica"), whose address is 1108 Fifth Avenue, San Rafael, California 94901. Westamerica is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. Through its subsidiary banks, Westamerica Bank and Bank of Lake County, it operates a commercial banking business through 57 branch offices in northern California and also conducts mortgage banking activities.

     Westamerica is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in connection therewith, files reports, proxy statements and other information with the Securities and Exchange Commission.

     (a), (b), (c) and (f) The name, residence or business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of each of the executive officers and directors of Westamerica are set forth in the table attached hereto as Schedule A, which is incorporated herein by reference.

     (d) and (e) During the last five years, neither Westamerica nor any of its current executive officers or directors as listed on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body and as a result of such proceeding was or is subjected to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

     No funds were required for the acquisition of limited shared voting power over 697,449 shares of ValliCorp Common Stock, which was obtained pursuant to a Shareholder Agreement executed by each member of the Board of Directors of ValliCorp, described more fully in Item 5(c) below, in connection with execution of the Agreement and Plan of Reorganization described in Item 4 below. Of the 812,949 shares of ValliCorp Common Stock referred to in Item 5(a) below, 115,500 shares were purchased by Westamerica between November 1995 and February 1996 with internal funds.

Item 4.  Purpose of the Transaction.
-------  --------------------------

     Westamerica, Issuer and ValliWide Bank, a wholly-owned banking subsidiary of ValliCorp ("ValliWide"), executed an Agreement and Plan of Reorganization (the "Agreement") dated as of November 11, 1996, pursuant to which Westamerica agreed to acquire Issuer in a stock for stock exchange (the "Merger"), subject to the terms and conditions of the Agreement. The description of Agreement and the related Agreement and Plan of Merger between Westamerica and Issuer (the "Merger Agreement") and the

CUSIP No. 92023F-106                 13D                                 Page 4

Stock Option Agreement between Westamerica and Issuer set forth herein are qualified in their entirety by the terms of the Agreement, the Merger Agreement (which is attached as Annex A to the Agreement) and the Stock Option Agreement. The Agreement, with Annex A, and the Stock Option Agreement were previously filed with the SEC, and are incorporated herein by reference. Terms used herein and not defined shall be as defined in the Agreement.

EFFECTIVE DATE OF THE MERGER

     The Agreement provides that the Merger will be effective upon the date of the filing with the California Secretary of State of a duly executed Plan of Merger and officers' certificates prescribed by Section 1103 of the GCL and/or other documents as required by the DGCL, or at such time thereafter as is provided by mutual agreement in the Merger Agreement (the "Effective Time"). The date on which the Merger is effective as specified in the Merger Agreement is referred to herein as the Effective Date. Although the parties have not adopted any formal timetable, it is presently anticipated that the Merger will be consummated during the second quarter of 1997 assuming all of the conditions set forth in the Agreement are theretofore satisfied or waived.


PURCHASE PRICE AND POTENTIAL ADJUSTMENTS

     The Purchase Price to be paid for each share of ValliCorp Common Stock is $21.00 of value in Westamerica Common Stock, subject to adjustment under certain circumstances.

     Specifically, as set forth in the Agreement, the Purchase Price to be paid to ValliCorp stockholders in the form of Westamerica Common Stock will be as follows. If the average closing price of Westamerica Common Stock on the NNM for a period of 20 consecutive trading days ending five trading days prior to the Effective Date (the "Average Price") is between $48.69 and $53.81, then ValliCorp stockholders will receive $21.00 of value in Westamerica Common Stock for each outstanding share of ValliCorp Common Stock (thus, the Exchange Ratio is determined by dividing $21.00 by the Average Price). If the Average Price is above $53.81, the Exchange Ratio will be adjusted such that ValliCorp stockholders will receive the equivalent of 40% of the appreciation above that amount. For example, for every $1 that the Average Price is above $53.81, ValliCorp Stockholders will receive approximately an additional $0.16 of value in Westamerica Common Stock. If the Average Price is below $48.69, then the Exchange Ratio is fixed at .4313 so that ValliCorp stockholders will receive
 .4313 of a share of Westamerica Common Stock in exchange for each share of ValliCorp Common Stock, provided, however that if the Average Price falls below
                        --------
$46.13, the Board of Directors of ValliCorp may choose to either maintain an Exchange Ratio of .4313 or exercise a right to terminate the Agreement. If ValliCorp exercises its right to terminate the Agreement, Westamerica may choose to either increase the exchange ratio to a ratio which will provide approximately $19.90 of value in Westamerica Common Stock for each ValliCorp Share (whereupon no termination shall have occurred), or allow the Agreement to be terminated.

     In addition, the Purchase Price may be further adjusted downward based on a measure of ValliCorp's consolidated shareholders' equity calculated in the manner and based on certain adjustments set forth in the Agreement. Generally, at the end of the quarter prior to the Effective Date, ValliCorp's shareholders' equity (calculated in the manner set forth in the Agreement) must be greater than or equal to $138,885,000. If said amount is less than $138,885,000 but more than $125,000,000, then the exchange ratio will be adjusted downward based on a formula set forth in the Agreement. The formula takes the consolidated shareholders'

CUSIP No. 92023F-106                 13D                                 Page 5

equity calculated in the manner set forth in the Agreement, divides it by $138,885,000 (to determine the fraction of book value attained) and then multiplies the result by the prior exchange ratio to yield the adjusted exchange ratio. However, if said consolidated shareholders' equity is below $125,000,000, Westamerica may terminate the Merger Agreement.


TREATMENT OF STOCK OPTIONS

     On the Effective Date, the obligations under any stock option plans of ValliCorp will be assumed by Westamerica. On the Effective Date, options to purchase shares of ValliCorp Common Stock issued pursuant to ValliCorp's stock option plans or stock option plans of companies acquired by ValliCorp that are outstanding will be converted, without any action on the part of the holders thereof, into options to acquire, upon payment of the adjusted exercise price (which will equal the exercise price per share for the options immediately prior to the Merger, divided by the Exchange Ratio), the number of shares of Westamerica Common Stock the option holder would have received pursuant to the Merger if he or she had exercised all his or her options immediately prior thereto. The Merger will accelerate the vesting of all stock options outstanding under the ValliCorp Key Employees Stock Option Plan and the Directors Stock Option Plan. Except as noted above each ValliCorp stock option will otherwise continue on terms and conditions that are consistent with those that were applicable on the Effective Date.

COVENANTS OF WESTAMERICA AND VALLICORP; CONDUCT OF BUSINESS PRIOR TO THE MERGER

     The Agreement contains covenants of Westamerica and ValliCorp concerning, among other things, (i) the cooperation of each party in obtaining all necessary or appropriate government approvals in order to cause the Merger to be consummated; (ii) the prompt notification by either party of any event which would cause or constitute a breach of any of the representations, warranties or covenants of that party; (iii) the right of each party to review other's books and records and the delivery of financial statements to both parties; (iv) the cooperation by both parties in the issuance of any press releases; (v) restrictions on Vallicorp's ability to enter into a merger, consolidation, or other takeover proposal involving any third party; (vi) the requirement that in the event Westamerica agrees to be acquired by a third-party that said third-party agree to carry out the terms and provisions of the Agreement; (vii) certain restrictions on increases in compensation of directors, officers, employees or agents of ValliCorp and the ValliCorp Subsidiaries; (viii) restrictions on the payment of dividends by ValliCorp; and (ix) the termination, modification or merger of ValliCorp's employee welfare benefits plan into Westamerica's employee welfare benefits plan.

     Westamerica has agreed to honor in accordance with their terms all employment, severance and employee benefits and compensation plans, contracts, agreements, arrangements, and understandings previously disclosed (collectively, the "ValliCorp Employment Arrangements"), and ValliCorp has agreed to notify Westamerica substantially concurrently with the making of any salary increase or bonus payment required due to a contractual obligation under the terms of any ValliCorp Employment Arrangement. Westamerica and ValliCorp have also agreed that promptly following the Effective Time Westamerica shall, at a meeting of its directors (or pursuant to written consent), take those actions necessary to cause three persons who are directors of ValliCorp to become directors of Westamerica. Westamerica has also agreed that following the Effective Date it will indemnify all persons who are or become directors or officers of ValliCorp or any ValliCorp Subsidiary prior to the Effective Date to the fullest extent permitted by applicable law on the basis set forth in the Agreement and all rights to indemnification and all limitations on liability existing in favor of said directors and officers in effect on November 11, 1996 shall survive the Merger and be honored by

CUSIP No. 92023F-106                13D                                   Page 6

Westamerica for six years after the Effective Date. Westamerica will also cause all such directors and officers to be covered by ValliCorp's existing directors' and officers' liability insurance policy for no less than three years after the Effective Date, provided that Westamerica will not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 150% of the most recent premium paid by ValliCorp.

     Westamerica will reserve and make available for issuance in connection with the Merger and in accordance with the terms of the Agreement (i) the Westamerica Common Stock; and (ii) the maximum number of shares of Westamerica Common Stock to which holders of Convertible Debentures or the optionholders of ValliCorp may be entitled to at or after the Effective Date. Westamerica will also use all reasonable efforts to cause the shares of Westamerica Common Stock to be issued in the Merger and the shares of Westamerica Common Stock to be reserved for issuance upon exercise of former ValliCorp stock options to be approved for listing on the Nasdaq, subject to official notice of issuance, prior to the Closing Date.

     The Agreement provides that ValliCorp and the ValliCorp Subsidiaries will conduct their respective business in the ordinary course as such was conducted prior to entering into the Agreement. The Agreement further provides that, unless Westamerica has given its previous written consent to any act or omission to the contrary (which consent shall not be unreasonably withheld), ValliCorp and the ValliCorp Subsidiaries will, until the Effective Date, cause their respective officers to: (i) use all commercially reasonable efforts to preserve their respective businesses and business organizations intact; (ii) use all commercially reasonable efforts to preserve the goodwill of customers and others having business relations with them and take no action that would impair the benefit to Westamerica of the goodwill of ValliCorp and the ValliCorp Subsidiaries or the other benefits of the Merger; (iii) consult with Westamerica as to the making of any decisions or the taking of any actions in matters other than in the Ordinary Course of Business; (iv) maintain their respective properties in customary repair, working order and condition (reasonable wear and tear excepted); (v) comply in all material respects with all laws, regulations and decrees applicable to the conduct of their respective businesses; (vi) use all commercially reasonable efforts to keep in force at not less than their present limits all policies of insurance (including deposit insurance of the
FDIC) to the extent reasonably practicable in light of the prevailing market conditions in the insurance industry; (vii) use, in cooperation with Westamerica, all reasonable efforts to keep available to Westamerica the services of their present officers and employees (it being understood that ValliCorp and the ValliCorp Subsidiaries shall have the right to terminate the employment of any officer or employee in accordance with their established employment procedures); (viii) comply in all material respects with all orders, agreements and memoranda of understanding with respect to ValliCorp and the ValliCorp Subsidiaries made by or with the SEC, Federal Reserve Board, FDIC, or any other regulatory authority of competent jurisdiction, and promptly forward to Westamerica all communications received from any such authority and inform Westamerica of any material restrictions imposed by any governmental authority on the business of ValliCorp or the ValliCorp Subsidiaries; (ix) file in a timely manner all reports, tax returns and other documents required to be filed with federal, state, local and other authorities; and (x) conduct such environmental audits as ValliCorp or Westamerica deems necessary prior to foreclosure or otherwise (if information is or becomes available indicating a risk of environmental contamination) on any property concerning which ValliCorp or any ValliCorp Subsidiary has knowledge that asbestos or asbestos-containing materials, PCBs or PCB-contaminated materials, any petroleum product, or hazardous substance or waste (as defined under any applicable environmental laws) was or is present, manufactured, recycled, reclaimed, released, stored, treated, or disposed of, and provide the results of any such audits to and consult with Westamerica regarding the significance of the audit prior to the foreclosure on any such property; provided, however, that if Westamerica
                                  --------  -------
requests any environmental audit(s) which is (are) not required by

CUSIP No. 92023F-106                   13D                                Page 7

applicable law or regulation or ValliCorp's existing policies, Westamerica shall pay the costs of any such audit(s).

     The Agreement also provides that ValliCorp and the ValliCorp Subsidiaries will not without the prior consent (such consent not to be unreasonably withheld) of Westamerica, among other things, (i) commit to or renew any loan with a principal amount in excess of $250,000, unless Westamerica's comments concerning said commitment are addressed by ValliWide; provided, however, that if any loan commitment or loan renewal involves a loan to a borrower who has (a) any other classified or criticized asset, (b) a total lending relationship of $250,000 or more, or (c) a renewal involving a classified or criticized asset, then the relevant loan subject to this provision shall be $100,000; (ii) purchase any investment security with a maturity in excess of three years, or sell any investment security in which a gain is recognized; (iii) issue any certificate of deposit with a rate of interest which exceeds the prevailing rates at commercial banks in ValliWide's market area; (iv) commit to new capital commitments or expenditures in excess of $50,000; and (v) commit to make any construction loan if based on existing construction loans and anticipated fundings such commitment would, with respect to ValliCorp and the ValliCorp Subsidiaries on an aggregate basis, caused their respective total construction loans and construction loan commitments outstanding at the Effective Date to exceed their respective level of construction loans and construction loan commitments as of October 31, 1996 (provided, however, that notwithstanding the foregoing, ValliCorp may make or commit to make up to an additional $10,000,000 in construction loans over the amount of such construction loans and commitments thereof existing as of said date.

     Except with the prior written consent of Westamerica, neither ValliCorp nor any ValliCorp Subsidiary will propose, declare, set aside or pay any dividend or other distribution in respect of its common stock (including, without limitation, any stock dividend or distribution) other than regular quarterly cash dividends on its common stock in amounts substantially equivalent to dividends paid in the two years prior to the Agreement date, provided that no ValliCorp Subsidiary will declare or pay a cash dividend if as a result thereof the ValliCorp Subsidiary would cease to be adequately capitalized within the meaning of applicable bank regulations. The parties agreed that ValliCorp may increase its quarterly dividend to a level that is no more than .4098 times Westamerica's then current dividend.

     No Merger or Solicitation. ValliCorp will not, nor will it permit any ValliCorp Subsidiaries, or authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative or agent retained by it or any ValliCorp Subsidiaries, to, directly or indirectly, solicit, initiate, or encourage (including by way of furnishing nonpublic information), or take any other action to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Takeover Proposal, or agree to or endorse any Takeover Proposal, or participate in any discussions or negotiations, or provide third parties with any nonpublic information, relating to any such inquiry or proposal; provided, however, that prior to receipt of the ValliCorp shareholder
          --------  -------
approval of the Merger, to the extent required by the fiduciary obligations of the Board of Directors of ValliCorp, as determined in good faith by the Board of Directors based on the advice of independent counsel, ValliCorp may, (i) in response to an unsolicited Takeover Proposal, with prompt notification to Westamerica, furnish information with respect to ValliCorp and its Subsidiaries to any person pursuant to a customary confidentiality agreement (as determined by ValliCorp's independent counsel) and answer questions about such information (but not the terms of any possible Takeover Proposal) with such Person and (ii) upon receipt by ValliCorp of an unsolicited Takeover Proposal, with prompt notification to Westamerica, participate in negotiations regarding such Takeover Proposal. "Takeover Proposal" means any written inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of a substantial amount of the

CUSIP No. 92023F-106                   13D                                Page 8

assets of ValliCorp or any of its Subsidiaries, other than the transactions contemplated by this Agreement and the Stock Option Agreement, or of 50% or more of any class of equity securities of ValliCorp or any of its Subsidiaries or any tender offer or exchange offer that if consummated would result in any Person beneficially owning 50% or more of any class of equity securities of ValliCorp or any of its Subsidiaries, or any merger, consolidation, business combination, sale of substantially all assets, recapitalization, liquidation, dissolution or similar transaction involving ValliCorp or any of its Subsidiaries other than the transactions contemplated by the Merger Agreement and the Stock Option Agreement.

     Except as allowed in the Agreement, neither the Board of Directors of ValliCorp nor any committee thereof will (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Westamerica, the approval or recommendation by such Board of Directors or any such committee of this Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Takeover Proposal, or (iii) enter into any agreement with respect to any Takeover Proposal. Notwithstanding the foregoing, prior to the receipt of the ValliCorp shareholder approval, the Board of Directors of ValliCorp, to the extent required by its fiduciary obligations, as determined in good faith by the Board of Directors based on the advice of independent counsel, may (subject to the following sentences) withdraw or modify its approval or recommendation of this Agreement or the Merger, approve or recommend any Superior Proposal (as defined below), enter into an agreement with respect to such Superior Proposal or terminate this Agreement, in each case at any time after the third Business Day following Westamerica's receipt of a written notice advising Westamerica that the ValliCorp Board of Directors has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal (it being understood that any amendment to a Superior Proposal will necessitate an additional three Business Day period). In addition, if ValliCorp proposes to enter into an agreement with respect to any Takeover Proposal, it will concurrently with entering into such agreement pay, or cause to be paid, to Westamerica the Termination Fee as described below. For purposes of the Agreement, "Superior Proposal" means any bona fide written Takeover Proposal made by a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the shares of ValliCorp Common Stock then outstanding or all or substantially all the assets of ValliCorp and otherwise on the terms which the Board of Directors of ValliCorp determines in its good faith judgment that said bona fide Takeover Proposal is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal and (based on the advice of a financial advisor of nationally recognized reputation) would, if consummated, be more favorable to ValliCorp's shareholders from a financial point of view than the Merger.

     In addition to the obligation of ValliCorp set forth in the preceding paragraph, ValliCorp promptly will advise Westamerica orally and in writing of any request for information or of any Takeover Proposal, or any inquiry with respect to or which could lead to any Takeover Proposal, the material terms and conditions of such request, Takeover Proposal or inquiry and the identity of the Person making any such request, Takeover Proposal or inquiry. ValliCorp will keep Westamerica fully informed of the status and details (including amendments or proposed amendments) of any such request, Takeover Proposal or inquiry.

     If the Agreement is terminated pursuant to its terms other than by Westamerica or ValliCorp solely because the Federal Reserve Board or Superintendent issues a final order denying approval of the Merger, a failure of the condition requiring Westamerica Common Stock voter approval of the Merger occurs, or other than by ValliCorp pursuant to a Material Adverse Effect which has occurred with respect to Westamerica and the Westamerica Subsidiaries taken as a whole since September 30, 1996 or pursuant to a material breach by either party not cured within thirty days after written notice thereof, and an Acquisition Event (as defined in

CUSIP No. 92023F-106                   13D                                Page 9

the Agreement) occurs within 18 months after the date of such termination, ValliCorp will pay promptly, but in no event later than two Business Days after the occurrence of such Acquisition Event, by wire transfer of immediately available Federal Funds to such account as Westamerica will designate, $6 million (the "Termination Fee") (but only if a Termination Fee has not theretofore been paid in accordance with the second preceding paragraph).

     Westamerica has agreed that, in the event ValliCorp makes payment of the Termination Fee to Westamerica upon the occurrence of an Acquisition Event in accordance with the terms of the preceding paragraph, neither Westamerica nor any of its Affiliates will for a period of five years after the payment of said Fee (the last day of such period, the "Standstill Termination Date"), unless specifically invited in writing to do so by ValliCorp and then only to the extent stated therein, in any manner acquire or agree to acquire or make any proposal to acquire, directly or indirectly, the beneficial ownership of any common stock, equity securities or other securities having voting power with respect to the election of directors of ValliCorp ("Voting Equity"), or any other securities convertible into Voting Equity or any options, warrants or other rights to acquire Voting Equity (such convertible securities, options, warrants or other rights, together with Voting Equities, being hereinafter called "Voting Securities") of ValliCorp or its Affiliates. From the date the Termination Fee is paid until the Standstill Termination Date, neither Westamerica nor any of its Affiliates will, except with the express written consent of ValliCorp and then only to the extent stated in such written consent, make or in any way participate, directly or indirectly, in any "solicitation" of "proxies" (as such terms are defined in Regulation 14A under the Exchange Act) to vote or seek to advise or influence any person with respect to the voting of any Voting Securities of ValliCorp or its Affiliates. Westamerica agreed that, from the date a Termination Fee is paid until the Standstill Termination Date, neither it nor any of its Affiliates will (i) make any Acquisition Proposal (as defined below) or proposal with respect to a Business Combination (as defined below), joint venture, or any other extraordinary business arrangement, including, but not limited to, a business arrangement which could result in a change of control of ValliCorp, in each case in respect of ValliCorp or any of its Affiliates, (ii) take any initiatives involving ValliCorp that would otherwise require ValliCorp to make a public announcement or make any public comment or proposal with respect to any Acquisition Proposal or Business Combination, (iii) join a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding, voting or disposing of Voting Securities of ValliCorp or otherwise become a "person" within the meaning of section 13(d)(3) of the Exchange Act with respect to any Voting Securities of ValliCorp or its Affiliates, (iv) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing, (v) knowingly advise, assist or encourage any third party in connection with any of the foregoing, or (vi) otherwise seek to control or influence ValliCorp or its management or Board of Directors. "Acquisition Proposal" means any tender offer or exchange offer or proposal to ValliCorp (including, without limitation, any proposal or offer to stockholders of ValliCorp) with respect to a Business Combination or involving the purchase of 25% or more of the outstanding Voting Securities of ValliCorp. "Business Combination" means (i) a merger, consolidation, acquisition, scheme or other analogous arrangement in which ValliCorp is a constituent corporation or party and pursuant to which Voting Securities of ValliCorp are or may be exchanged for cash, securities or other property or (ii) a sale of all or substantially all of the assets of ValliCorp and its Affiliates. Notwithstanding anything in the Agreement to the contrary, Westamerica may vote any ValliCorp Common Stock it beneficially owned as of November 11, 1996 or sell said stock through any broker/dealer.

     ValliCorp Accruals and Reserves. (i) Prior to the Effective Date, ValliCorp and the ValliCorp Subsidiaries will review and, to the extent determined necessary or advisable by Westamerica in its sole discretion, consistent with GAAP and the accounting rules, regulations and interpretations of the SEC and its staff, modify and change its loan, OREO, accrual and reserve policies and practices (including loan

CUSIP No. 92023F-106                   13D                               Page 10

classifications and levels of tax, loan and OREO reserves and accruals) to (A) reflect Westamerica's plans with respect to the conduct of ValliCorp's business following the Merger, and (B) make adequate provision for the costs and expenses relating thereto so as to be applied consistently on a mutually satisfactory basis with those of Westamerica. (ii) Prior to the Effective Date, ValliCorp also will adjust loan loss and OREO reserves (A) in a manner consistent with its policies and practices as in effect on the date hereof and (B) as may be appropriate, consistent with generally accepted accounting principles and the accounting rules, regulations and interpretations of the SEC and its staff, to the extent determined by Westamerica to be necessary or advisable in its sole discretion in light of the then anticipated post-closing grading, classification or disposition of certain ValliCorp assets; provided, however, that ValliCorp has agreed in no event will its reserve for loan losses constitute less than 100% of total Nonperforming Loans and 1.6% of total loans as of the close of business on the last Business Day of the calendar quarter preceding the month during which the Effective Date occurs. "Nonperforming Loans" mean all loans, leases, other extensions of credit or commitments of ValliCorp and its subsidiaries finally classified by ValliCorp, its subsidiaries, any bank regulatory agency, or ValliCorp's independent auditors as "Doubtful," "Loss" or words of similar import in the case of loans (or that would have been so classified in the case of other interest-bearing assets which would be subject to a provision for loan and lease losses) or any loans or extensions of credit which are on nonaccrual or accruing and 90 days or more past due in the payment of principal in interest.

     The parties agreed to cooperate in preparing for the implementation of the adjustments contemplated by the above paragraph. Notwithstanding the foregoing, ValliCorp will not be obligated to take in any respect any action pursuant to the above paragraph (other than pursuant to the preceding sentence) unless and until Westamerica acknowledges that, as of the date of said acknowledgment, certain material conditions to its obligation to consummate the Merger have been satisfied or waived and Westamerica reasonably believes the Merger will close.

     As of the end of the calendar quarter immediately prior to the Effective Date, ValliCorp and the ValliCorp Subsidiaries will create on their books one or more reserves and accruals adequate to cover a reasonable estimate, as mutually agreed to by Westamerica and ValliCorp, of the loss contingencies (consistent with GAAP) associated with any of the litigation matters or claims previously disclosed or any environmental contamination on any property of ValliCorp or any ValliCorp Subsidiary as to which environmental audits will be conducted, unless outside counsel to ValliCorp has rendered its written opinion to the parties hereto that the likelihood of the incurrence of such loss is remote.

     As of the end of the calendar quarter immediately prior to the Effective Date, ValliCorp and the ValliCorp Subsidiaries will create on their books such tax reserves and accruals as will be adequate to cover a reasonable estimate, as mutually agreed to by Westamerica and ValliCorp, of tax accruals, interest and penalties (consistent with GAAP) associated with or related to any existing or threatened tax audit.

     Asset Review. ValliCorp will continue to engage its internal asset review examiners to identify potential losses with respect to loans and other assets on the books of ValliCorp and its Subsidiaries and who will have reviewed all Nonperforming Assets and other classified or criticized assets as of a date within three months preceding the Effective Date. ValliCorp will promptly provide a copy of such reports to Westamerica. Prior to January 31, 1997, all assets of ValliCorp and its Subsidiaries, including classified or criticized and Nonperforming Assets, may be reviewed by Westamerica and Westamerica may provide a report thereon to ValliCorp setting forth Westamerica's grading or other assessment thereof (including accounting treatment and loss recognition) utilizing ValliCorp's regular loan/OREO review criteria consistent with GAAP and RAP. ValliCorp may either accept and implement Westamerica's grading or other assessments (including accounting

CUSIP No. 92023F-106                13D                                  Page 11

treatment and loss recognition) concerning loans or OREO by January 31, 1997, or, if it does not agree with Westamerica's conclusions as set forth in the report, refer the matter for resolution by one or more of the independent loan and appraisal experts agreed upon by the parties (the "Independent Loan Reviewer" or "Independent Appraiser") who will immediately review and/or appraise said loan(s) or OREO utilizing ValliCorp's regular loan/OREO review criteria consistent with GAAP and RAP. With respect to any OREO, based on all known information available from time to time, if it appears that the then current independent appraisals may not be accurate or upon request of and at the expense of Westamerica, ValliCorp will immediately obtain updated independent appraisals by an Independent Appraiser (utilizing ValliCorp's regular criteria consistent with GAAP and RAP) and provide copies of all such appraisals to Westamerica. Any new or additional write-downs or OREO expenses will be recorded immediately upon receiving any updated independent appraisal.

     Structural Changes to Certain ValliWide Branches. With respect to five ValliWide branches, ValliCorp had determined prior to November 11, 1996 to close or consolidate those branches (the "Category A Branches"), and Vallicorp agreed that certain additional branches will be sold, closed or consolidated (the "Category B Branches"). Except as otherwise agreed by the parties, Vallicorp agreed to use its commercially reasonable efforts to effect closure, consolidation or sale of the Categories A and B Branches prior to the end of the calendar quarter immediately prior to the Effective Date, provided that as to the Category B Branches, ValliCorp will not be required to actually effect closure, consolidation or sale of any such branches if under the circumstances then existing it is reasonably likely that any of certain material conditions to the Merger set forth in the Agreement will not be satisfied. Westamerica and ValliCorp have identified certain other branches of ValliWide in addition to those referred to above (the "Category C Branches") which Westamerica may, in its discretion, designate for structural changes, including sales, consolidations and closures, for implementation after the Effective Date.

     Retention Bonuses. The parties agreed to cooperate in all reasonable respects to, by mutual agreement, identify those persons who will receive retention bonus payments. Such retention bonus payments will be payable to those persons identified pursuant to the foregoing sentence in accordance with the terms of retention agreements, which agreements will be in a form reasonably acceptable to Westamerica.


REPRESENTATIONS AND WARRANTIES; CONDITIONS TO THE MERGER

     The Agreement contains representations and warranties by Westamerica and ValliCorp regarding, among other things, the following: their respective organization; good standing under the laws of their jurisdiction of incorporation or organization; authorization to enter into the Agreements; corporate power to carry out the terms of the Agreements; capitalization; ownership and capitalization of subsidiaries; the accuracy of SEC documents and regulatory filings; the lack of any material adverse change; the absence of undisclosed liabilities; legal actions and proceedings; employee benefit plans; the accuracy of their respective financial statements, books and records; compliance with laws, regulations and decrees; brokers and finders; pooling of interests; loan loss reserves; information furnished for inclusion in the Registration Statement or Joint Proxy Statement/Prospectus; derivatives contracts and structured notes; and various aspects of their loans and other assets.

     The Merger will occur only if all required government approvals are in effect or have been obtained (without the imposition of any materially burdensome conditions as determined by the Board of Directors of Westamerica or ValliCorp in its reasonable judgment), the Agreements are approved by the majority of the

CUSIP No. 92023F-106                13D                                 Page 12

outstanding shares of ValliCorp Common Stock and of Westamerica Common Stock and the representations and warranties of the parties are true and correct in all material respects, and all covenants complied with, in all material respects on and as of the Effective Date.

     Consummation of the Merger is subject to satisfaction of certain other conditions or the waiver of such conditions by the party entitled to do so.
Such conditions include, among other things, the following: (i) the absence, on a consolidated basis, of any Material Adverse Effect to either party since September 30, 1996; (ii) the effectiveness of a registration statement with respect to the Westamerica Shares to be issued to ValliCorp shareholders as a result of the Merger; (iii) the approval for listing on the Nasdaq of the Westamerica shares that may be issued in the Merger; (iv) delivery by Westamerica to ValliCorp of a certificate, dated the closing Date and signed by Westamerica's Chairman, President, or any Executive Vice President to the effect that the conditions regarding representations, warranties and covenants are satisfied; (v) receipt by ValliCorp of an Opinion of Westamerica's counsel as to the matters specified in Exhibit 6.2(d) to the Agreement; (vi) the receipt of an opinion of legal counsel to Westamerica to the effect that, among other things, under federal and state tax laws, the Merger will not result in any recognized gain or loss to Westamerica or ValliCorp and, except for any cash received in lieu of any fractional shares or pursuant to dissenters' rights, no gain or loss will be recognized by holders of ValliCorp Common Stock who receive Westamerica Common Stock in exchange for the ValliCorp Common Stock which they hold; (vii) receipt by ValliCorp from KPMG Peat Marwick LLP of letters addressed to ValliCorp not more than two Business Days prior to the effective date of the Registration Statement and a date not more than ten Business Days prior to the Effective Date, with respect to certain financial information regarding Westamerica; (viii) lack of an occurrence of an event that will preclude, in the opinion of KPMG Peat Marwick LLP, the Merger from being accounted for as a pooling of interests and receipt of a letter from KPMG Peat Marwick LLP to the effect that the Merger will qualify for the pooling of interests method of accounting in accordance with generally accepted accounting principles; (ix) receipt by each party of such certificates and closing documents as counsel for each party reasonably requests; and (x) receipt by each party (or satisfaction of forthcoming receipt) of all consents of other parties to and required by material mortgages, notes, leases, franchises, agreements, licenses and permits applicable to ValliCorp or Westamerica, as the case may be, and no such consent or license or permit will have been withdrawn or suspended, unless the failure to obtain such consents, individually or in the aggregate, would not have a Material Adverse Effect on ValliCorp or Westamerica, as the case may be.


AMENDMENT; TERMINATION

     The Agreement and Merger Agreement may be amended or supplemented at any time by mutual agreement of the parties. Any such amendment or supplement must be in writing and approved by their respective boards of directors and/or officers authorized thereby.

     The Agreement and Merger Agreement may be terminated as follows: (i) by the mutual consent of the Boards of Directors of both Westamerica and ValliCorp at any time prior to the consummation of the Merger; (ii) by the Board of Directors of Westamerica on or after August 15, 1997, if (A) any of the conditions precedent of Westamerica in the agreement have not been fulfilled, or
(B) such conditions have been fulfilled or waived by Westamerica and ValliCorp has failed to complete the Merger; (iii) by the Board of Directors of Westamerica if a Material Adverse Effect has occurred with respect to ValliCorp and the ValliCorp Subsidiaries taken as a whole since September 30, 1996, or there has been failure or prospective failure on the part of ValliCorp or ValliWide to comply with its obligations under the Agreement, or any failure or prospective failure to comply with any of the conditions precedent; (iv) by Westamerica if, after the

CUSIP No. 92023F-106                13D                                 Page 13

date of the Agreement, any person (other than Westamerica or any Subsidiary thereof) becomes and remains for ten Business Days the beneficial owner of 10% or more of the then outstanding shares of ValliCorp or any Person (other than Westamerica or a Subsidiary thereof) commences a bona fide tender offer or exchange offer to acquire at least 10% of the then outstanding shares of ValliCorp; (v) by the Board of Directors of ValliCorp on or after August 15, 1997, if (A) any of the conditions precedent of ValliCorp have not been fulfilled, or (B) such conditions have been fulfilled or waived but Westamerica has failed to complete the Merger; provided, however, that if Westamerica is engaged at the time in litigation (including an administrative appeal procedure) relating to an attempt to obtain one or more of the Governmental Approvals or if Westamerica is contesting in good faith any litigation which seeks to prevent consummation of the transactions contemplated by the Agreement, such nonfulfillment will not give ValliCorp the right to terminate this Agreement until the earlier of (A) twelve months after the date of this Agreement and (B) sixty days after the completion of such litigation and of any further action by a governmental agency as a result of any judicial remand, order or directive or otherwise any waiting period with respect thereto; (vi) by the Board of Directors of ValliCorp if (A) a Material Adverse Effect occurs with respect to Westamerica and the Westamerica Subsidiaries taken as a whole since September 30, 1996, or (B) there has been failure or prospective failure to comply with any condition precedent of ValliCorp; and (vii) by the Board of Directors of ValliCorp, if the Board of Directors so determines by a vote of a majority of the members of its entire Board, at any time during the two-day period commencing one day after the Determination Date, if the Average Price as of the Determination Date of shares of Westamerica Common Stock shall be less than $46.13 (the "Minimum Price"); subject, however, to the following three sentences. If ValliCorp elects to exercise its termination right pursuant to the immediately preceding sentence, it will give prompt written notice to Westamerica; provided that such notice of election to terminate may be withdrawn at any time within the aforementioned two-day period. During the two-day period commencing on the day after receipt of such notice, Westamerica will have the option in the case of a failure to satisfy the condition set forth in this clause, of adjusting the Exchange Ratio to equal a number equal to a quotient (rounded to the nearest ten thousandth), the numerator of which is the product of the Minimum Price and .4313 and the denominator of which is the Average Price. If Westamerica makes an election contemplated by the preceding sentence, within such two-day period, it will give prompt written notice to ValliCorp of such election and the revised Exchange Ratio, whereupon no termination will have occurred pursuant to this Section and this Agreement will remain in effect in accordance with its terms (except as the Exchange Ratio will have been so modified), and any references in this Agreement to "Exchange Ratio" will thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this Section. "Determination Date" means the last day of the 20 trading day period referred to in the definition of Average Price.


EXPENSES

     Unless otherwise agreed by the parties in writing or as otherwise provided in the Agreement, each party hereto will bear and pay all costs and expenses incurred by it incident to preparing, entering into and carrying out the Agreement and to consummating the Merger, including fees and expenses of its own financial consultants, accountants and counsel, except that Westamerica and ValliCorp each shall bear and pay 50% of all printing and mailing costs and filing fees associated with the Registration Statement and Joint Proxy Statement/Prospectus. Notwithstanding the foregoing, if the Agreement and the Merger Agreement are terminated by either party pursuant to because of a willful breach by the other party of any representation, warranty, covenant or agreement, and provided that the terminating party shall not have been in breach of any representation and warranty (in any material respect), covenant or agreement contained herein or in the Merger Agreement, then the breaching party shall bear and pay all the costs and expenses incurred by the parties, with respect to the fees and expenses of financial and other consultants, investment bankers, accountants, counsel

CUSIP No. 92023F-106                13D                                 Page 14

printers and persons involved in the transactions contemplated by this Agreement, including the preparation of the Registration Statement and Joint Proxy Statement/Prospectus and the solicitation of proxies, in each case that are not employees of the party that incurred such fees and expenses. Final settlement with respect to the payment of such fees and expenses by the parties shall be made within thirty days of the termination of the Agreement and the Merger Agreement.

     Notwithstanding anything to the contrary contained in the Agreement, the aggregate amount of gain realized by Westamerica pursuant to the Stock Option Agreement from ValliCorp (or the Substitute Option Seller (as defined in the Stock Option Agreement)), when added to the Termination Fee, if any, received by Westamerica may not in the aggregate exceed $15,000,000, and, in the event Westamerica realizes gain in excess of such amount under the Stock Option Agreement from the Company (or the Substitute Option Seller), Westamerica undertakes promptly to pay back to ValliCorp, by wire transfer of immediately available funds, the amount of such excess.


STOCK OPTION AGREEMENT

     Shares Subject to the Option. The Stock Option Agreement provides for the purchase by Westamerica of up to 3,474,187 shares, subject to certain adjustments, of ValliCorp Common Stock (the "Option Shares") at an exercise price, subject to certain adjustments, of $18.00 per share, payable in cash (the "Stock Option"). The Option Shares, if issued pursuant to the Stock Option Agreement, would represent approximately 19.9% of the issued and outstanding shares (excluding treasury shares) of ValliCorp's Common Stock after giving effect to the issuance of any shares pursuant to an exercise of the Stock Option and in no event will the number of Option Shares exceed 19.9% of ValliCorp's issued and outstanding Common Stock.

     Adjustment of Number of Shares Subject to the Option. The number of shares of ValliCorp Common Stock subject to the Stock Option will be increased to the extent that ValliCorp issues additional shares of Common Stock (otherwise than pursuant to an exercise of the Stock Option) such that the number of Option Shares will continue to equal 19.9% of the then issued and outstanding shares of ValliCorp Common Stock after without giving effect to the issuance of shares pursuant to an exercise of the Stock Option. In the event that ValliCorp issues or agrees to issue any shares of Common Stock (other than as permitted under the Agreement) at a price less than $18.00 per share (or lower than an adjusted price per share), the exercise price will be equal to such lesser price. The number of shares of ValliCorp Common Stock subject to the Stock Option, and the applicable exercise price per Option Share, also will be appropriately adjusted in the event of any stock dividend, split-up, merger, recapitalization, combination, subdivision, conversion, exchange of shares, or similar event relating to ValliCorp.

     Exercise of the Option. Westamerica or any other holder or holders of the Stock Option (collectively, the "Holder") may exercise the Stock Option, in whole or in part, subject to regulatory approval, at any time within 30 days (subject to extension as provided in the Stock Option Agreement) after both an "Initial Triggering Event" and a "Subsequent Triggering Event" (as such terms are hereinafter defined) occur prior to termination of the Stock Option.

     "Initial Triggering Event" is defined as the occurrence of any of the following events:

          (i) ValliCorp or any ValliCorp Subsidiary, without Westamerica's prior written consent, shall enter into an agreement with any person (other than Westamerica or any subsidiary of Westamerica

CUSIP No. 92023F-106                13D                                 Page 15

     (individually, a "Westamerica Subsidiary," and collectively "Westamerica Subsidiaries")) to engage in, or the ValliCorp Board recommends that the ValliCorp Common Stockholders approve or accept (other than as contemplated by the Agreement), (x) a merger or consolidation, or similar transaction, involving ValliCorp or any significant ValliCorp subsidiary, (y) the purchase, lease, or other acquisition representing 15% or more of the consolidated assets of ValliCorp or any significant ValliCorp subsidiary, or (z) the purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of ValliCorp or any significant ValliCorp subsidiary (each of the transactions described in the preceding clauses
     (x), (y) and (z) being referred to in this paragraph and in the Stock Option Agreement as "Acquisition Transaction");

          (ii) ValliCorp or any ValliCorp subsidiary, without having received Westamerica's prior written consent, shall have authorized, recommended, proposed, or publicly announced its intention to authorize, recommend or propose, an agreement to engage in an Acquisition Transaction with any person other than Westamerica or a Westamerica Subsidiary, or the ValliCorp Board shall have publicly withdrawn or modified, or publicly announced its intent to withdraw or modify, its recommendation that the ValliCorp Common Stockholders approve the transactions contemplated by the Agreement;

          (iii) any person (other than Westamerica, any Westamerica Subsidiary or any ValliCorp subsidiary action in a fiduciary capacity) shall acquire beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of ValliCorp Common Stock;

          (iv) any person (other than Westamerica or any Westamerica Subsidiary) shall make a bona fide proposal to ValliCorp or its stockholders by public announcement or written communication, that is or becomes the subject to public disclosure to engage in an Acquisition Transaction;

          (v) a third party shall make a proposal to ValliCorp or its stockholders to engage in an Acquisition Transaction, followed by ValliCorp breaching any covenant or obligation contained in the Agreement, such breach entitling Westamerica to terminate the Agreement, and such breach not being cured prior to the date that Westamerica sends notice of its exercise of the Stock Option to ValliCorp; or

          (vi) any person (other than Westamerica or any Westamerica Subsidiary), other than in connection with a transaction to which Westamerica has given its prior written consent, shall file an application or notice with the Federal Reserve Board, or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engaged in an Acquisition Transaction.

     "Subsequent Triggering Event" is defined as either (A) the acquisition by any person of beneficial ownership of 15% or more of the then outstanding Common Stock, or (B) the occurrence of the Initial Triggering Event described in clause
(i) above, except that the percentage referenced to in subclause (z) shall be 15%.

     Termination of the Option. The Stock Option Agreement terminates (i) at the effective time of the Merger, (ii) upon termination of the Agreement in accordance with the terms thereof if such termination occurs prior to the occurrence of an Initial Triggering Event, or (iii) 12 months after termination of the

CUSIP No. 92023F-106                    13D                              Page 16

Agreement following the occurrence of an Initial Triggering Event (provided that if an Initial Triggering Event occurs after or continues beyond such termination, the Stock Option will terminate 12 months from the expiration of the last Initial Triggering Event, but in no event more than 18 months after such termination).

     Within 30 days (subject to extension as provided in the Stock Option Agreement) after a Subsequent Triggering Event and prior to the termination of the Stock Option, Westamerica (on behalf of itself or an subsequent Holder) may demand that the Stock Option and the related Option shares be registered under the Securities Act. Upon such demand, ValliCorp must promptly prepare, file and keep current a shelf registration subject to certain exceptions. Westamerica is entitled to two such registrations so long as the second request is within 18 months of the first request.

     Notwithstanding any other provision of the Stock Option Agreement, if a Holder, the owner of the Option Shares from time to time (the "Owner"), or certain related parties offer or propose to engage in an Acquisition Transaction (other than as contemplated by the Agreement) without the prior written consent of ValliCorp, then (i) in the case of a Holder or related party thereof, the Stock Option held by it will immediately terminate and be of no further force or effect and (ii) in the case of an Owner or any related party thereof, the Option Shares held by it will be repurchasable by ValliCorp immediately at the then applicable Stock Option exercise price.

     If the Stock Option terminates under certain circumstances as described in the Stock Option Agreement, Westamerica (or any subsequent Holder) may have as many as 30 days subsequent to such termination to exercise the Stock Option (or Substitute Option (as hereinafter defined)) in connection with the resale of ValliCorp Common Stock or other securities pursuant to a registration statement as provided in the Stock Option Agreement.

     Repurchase at Option of Westamerica. Within 30 days (subject to extension as provided in the Stock Option Agreement) after a Subsequent Triggering Event and prior to termination of the Stock Option, subject to regulatory approval, ValliCorp is required (i) at the request of the Holder, to repurchase the Stock Option from the Holder at a price (the "Option Repurchase Price") equal to the amount by which (x) the "market/offer price" (as hereinafter defined) exceeds
(y) the then applicable Stock Option exercise price, multiplied by the number of shares for which the Stock Option may then be exercised plus Westamerica's Out-of-Pocket Expenses (as hereinafter defined) to the extent not previously reimbursed; and (ii) at the request of the Owner, to repurchase such number of Option Shares from the Owner as the Owner designates at a price per share (the "Option Share Repurchase Price") equal to the "market/offer price" multiplied by the number of Option Shares so designated plus Westamerica's out-of-pocket expenses to the extent not previously reimbursed. "Out-of-Pocket Expenses" means Westamerica's reasonable out-of-pocket expenses incurred in connection with the transactions contemplated by the Merger Agreement, including legal, accounting, and investment banking fees. "Market/offer price" means the highest of (A) the highest price per share of ValliCorp Common Stock at which a tender offer or exchange offer therefor has been made, (B) the price per share of ValliCorp Common Stock to be paid by any third party pursuant to an agreement with ValliCorp, (C) the highest closing price for shares of ValliCorp Common Stock quoted on the NYSE or other principal trading market, if applicable, within the six-month period immediately preceding the date the Holder gives notice of the required repurchase of the Stock Option or the Owner gives notice of the required repurchase of the Option Shares, as the case may be, or (D) in the event of a sale representing 15% or more of ValliCorp's net assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of ValliCorp as determined by a nationally recognized investment banking firm, selected by the Holder or the Owner, as the

CUSIP No. 92023F-106                    13D                              Page 17

case may be, divided by the number of shares of ValliCorp Common Stock outstanding at the time of such sale.

     Substitute Option. In the event that, prior to termination of the Stock Option, ValliCorp enters into an agreement (i) to consolidate with or merge into any entity other than Westamerica or any Westamerica Subsidiary and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any entity other than Westamerica or any Westamerica Subsidiary to merge into ValliCorp with ValliCorp as the continuing or surviving corporation, but in connection therewith the then outstanding shares of ValliCorp Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property, or the then outstanding shares or share equivalents of the merged company, or (iii) to sell or transfer all or substantially all of its assets to any entity other than to Westamerica or any Westamerica Subsidiary, then the Stock Option will be converted into, or exchanged for, an option (a "Substitute Option") to purchase shares of common stock of, at the Holder's option, either the continuing or surviving corporation of a merger or a consolidation, the transferee of all or substantially all of ValliCorp's assets, or the person controlling such continuing or surviving corporation or transferee. The number of shares subject to the Substitute Option and the exercise price per share will be determined in accordance with a formula in the Stock Option Agreement. To the extent possible, the Substitute Option will contain other terms and conditions that are the same as those in the Stock Option Agreement (after giving effect to the provisions described in the next paragraph).

     Repurchase of Substitute Option or Shares. Subject to regulatory approval, the issuer of a Substitute Option will be required to repurchase such option at the request of the holder thereof and to repurchase any shares of such issuer's common stock ("Substitute Common Stock") issued upon exercise of a Substitute Option ("Substitute Shares") at the request of the owner thereof. The repurchase price for a Substitute Option will equal the amount by which (A) the "Highest Closing Price" (as hereinafter defined) exceeds (B) the exercise price of the Substitute Option, multiplied by the number of shares of Substitute Shares to be repurchased, plus Westamerica's Out-of-Pocket Expenses. As used herein, "Highest Closing Price" means the highest closing price for shares of Substitute Common Stock within the six-month period immediately preceding the date the holder gives notice of the required repurchase of the Substitute Option or the owner gives notice of the required repurchase of Substitute Shares, as the case may be.

     Assignability. Neither Westamerica nor ValliCorp may assign any of its respective rights and obligations under the Stock Option Agreement or the Stock Option to any other person without the other party's written consent, except that if a Subsequent Triggering Event occurs prior to termination of the Stock Option, within 30 days thereafter (subject to extension as provided in the Stock Option Agreement), Westamerica, subject to the Stock Option Agreement, may assign in whole or in part its rights and obligations thereunder. In addition, until 30 days after the Federal Reserve Board approves an application by Westamerica to acquire the Option Shares, Westamerica may not assign its rights under the Stock Option except in (i) widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of ValliCorp, (iii) an assignment to a single party for the purpose of conducting a widely dispersed public distribution on Westamerica's behalf, or (iv) any other manner approved by the Federal Reserve Board.

     Notice of Exercise. In the event Westamerica (or any subsequent Holder) wishes to exercise the Stock Option, it must send to ValliCorp a written notice (the date of which is referred to as the "Notice Date") specifying (i) the total number of shares it will purchase pursuant to such exercise and (ii) a "Closing Date" not less than three nor more than 60 days from the Notice Date. If the purchase and sale of the Stock Option

CUSIP No. 92023F-106                    13D                              Page 18

cannot be consummated because of an applicable judgment, decree, order, law or regulation, the period of time referred to in this paragraph shall run from the date that the restriction on consummation lapses. If prior notification of or approval of the Federal Reserve Board is required, Westamerica (or any subsequent Holder) will promptly file the required notice or application. In such a case, the period of time referred to in this paragraph will run from the date the notification period expires or any necessary approval is granted. In no event shall the Closing Date be more than 18 months after the related Notice Date.

     The rights and obligations of Westamerica under the Stock Option Agreement are subject to receipt of any required regulatory approvals. Without the prior approval of the Federal Reserve Board, Westamerica may not acquire more than 5% of the outstanding Common Stock of ValliCorp. Westamerica intends to file an application for such approval as soon as practicable.


Item 5.  Interest in Securities of the Issuer.
-------  ------------------------------------

     a. As of November 11, 1996, Westamerica beneficially owned 812,949 shares of ValliCorp Common Stock, or approximately 5.8% of the 13,984,039 shares of ValliCorp Common Stock outstanding as of that date, based upon information provided by Issuer to Westamerica. To the best of the knowledge of Westamerica, no executive officer or director of Westamerica owns or has a right to acquire any shares of ValliCorp Common Stock.

     b. Of the shares of ValliCorp Common Stock referred to in Item 5(a), Westamerica has the sole power to vote and to direct the disposition of 115,500 shares of ValliCorp Common Stock. Westamerica has shared voting power with respect to certain matters but no dispositive power, as more fully described in
Item 5(c) below, over 697,449 shares of such ValliCorp Common Stock.

     c. Of the 115,500 shares of ValliCorp Common Stock over which Westamerica has sole voting and dispositive power, none were purchased within the previous six months. The shared voting power with respect to certain matters, as discussed below, with respect to 697,449 shares of ValliCorp Common Stock was acquired pursuant to the execution of the Agreement. As a condition to consummation of the Merger and pursuant to the Agreement, the directors of Issuer have each executed a Shareholder Agreement (hereinafter, the "Shareholder Agreements"). References herein to such "shared voting power" are limited to said directors' contractual obligations to Westamerica pursuant to the Shareholder Agreements. The description of the Shareholder Agreements set forth below is qualified in its entirety by the terms of the Shareholder Agreements, a form of which is attached hereto as Exhibit 3 and incorporated herein by reference. The Shareholder Agreements obligate each director of ValliCorp to vote in favor of the Agreement and the transactions contemplated thereby all shares of ValliCorp Common Stock as to which such individual has sole or shared voting power. As of November 11, 1996, the Shareholder Agreements cover the number of shares of ValliCorp Common Stock set forth opposite each such director's name (based on information provided to Westamerica by ValliCorp), together with any future shares of ValliCorp Common Stock such ValliCorp directors may acquire. The Shareholder Agreements terminate upon the earlier of the Effective Date or the termination of the Agreement in accordance with its terms.

     William A. Benneyan       166,768

     Louis H. Herwaldt          45,214

CUSIP No. 92023F-106                    13D                              Page 19

     J. Mike McGowan            92,260

     Patrick J. Mon Pere       178,981

     D. Dwight Odom, M.D.       38,859

     Lorenzo Tony Ortega           794

     Steven C. Pumphrey            -0-

     V. Eugene Ross            105,346

     Michael J. Ryan, Jr.       52,325

     Jerry K. Stanners          13,700

     Charles L. Tingey           3,202

     d. Of the 697,449 shares of ValliCorp Common Stock over which shared voting power as to certain matters was obtained pursuant to the Shareholder Agreements, Westamerica does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such shares of ValliCorp Common Stock. Westamerica believes that such rights and powers are vested in the individual holders of such shares. None of the persons with such right or power is known by Westamerica to be a five percent or greater beneficial owner of the shares of ValliCorp Common Stock.

     e.   Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
------   ---------------------------------------------------------------------
     to Securities of the Issuer.
     ---------------------------

     On November 11, 1996 Westamerica, Issuer and ValliWide entered into the Agreement pursuant to which Westamerica agreed to acquire all the outstanding stock of Issuer as more fully described in Item 4 above. The Agreement is incorporated herein by reference.

     On November 11, 1996, Westamerica and Issuer entered into a Stock Option Agreement pursuant to which the Issuer agreed to grant to Westamerica an unconditional, irrevocable option (the "Option") to purchase up to 3,474,187 fully paid and nonassessable shares of Issuer's Common Stock at a price of $18.00 per share, as more fully described in Item 4., above. The number of shares granted pursuant to the Stock Option Agreement is adjustable; provided, however, that in no event shall the number of shares for which the Option is exercisable exceed 19.9% of Issuer's issued and outstanding Common Stock. Westamerica may exercise the Option upon the occurrence of the events or transactions described in the Stock Option Agreement.

     On November 11, 1996 Westamerica entered into Shareholder Agreements with the directors of Issuer, as more fully described in Item 5(c) above, which provide Westamerica with shared voting power as to certain matters, as more fully discussed in Item 5(c) above, over 697,449 shares of ValliCorp Common Stock and any future shares of ValliCorp Common Stock such directors may acquire. A form of Shareholder Agreement is attached hereto as Exhibit 3 and incorporated herein by reference.

CUSIP No. 92023F-106                    13D                              Page 20

Item 7.   Materials to be Filed as Exhibits.
------    ---------------------------------

Exhibit 1. Agreement and Plan of Reorganization, dated as of November 11, 1996, among Westamerica Bancorporation, a California corporation, ValliCorp Holdings, Inc., a Delaware corporation and ValliWide Bank, a California chartered bank. (Incorporated by reference from Exhibit
            2.1 to Westamerica's Current Report on Form 8-K dated November 11, 1996.)

Exhibit 2. Stock Option Agreement, dated as of November 11, 1996, between Westamerica Bancorporation, a California corporation, and ValliCorp Holdings, Inc., a Delaware corporation. (Incorporated by reference from Exhibit 99.1 to Westamerica's Current Report on Form 8-K dated November 11, 1996.)

Exhibit 3.  Form of Shareholder Agreement dated as of November 11, 1996.

CUSIP No. 92023F-106                    13D                              Page 21

                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated November 21, 1996.


                              WESTAMERICA BANCORPORATION



                              By /s/ David L. Payne
                                -----------------------------
                                       David L. Payne
                                   Chairman of the Board,
                                Chief Executive Officer and
                                         President

                                  Schedule A
                                  ----------

                      Directors and Executive Officers of
                      -----------------------------------
                          Westamerica Bancorporation
                          --------------------------

          The names, business addresses and present principal occupations or employment (and name, principal business and address of any corporation or other organization in which such employment is conducted) of Westamerica's directors and executive officers are set forth below. If no address is given, the director's or officer's address is Westamerica Bancorporation, 1108 Fifth Avenue, San Rafael, California 94901. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Westamerica. All directors and officers are citizens of the United States.

                    Directors (Including Executive Officers
                    ---------------------------------------
                              Who Are Directors)
                              ------------------

Etta Allen                     President and owner of Allen Heating
Allen Heating & Sheet          and Sheet Metal of Greenbrae
 Metal                         (heating, ventilating, air
31 Industrial Way              conditioning and sheet metal
Greenbrae, CA 96906            contractor)

Louis E. Bartolini             Manages his personal investments
145 Val Vista
Mill Valley, CA 94941

Charles I. Daniels, Jr.        President and owner of
House of Daniels, Inc.         House of Daniels, Inc. of Novato
12 Harbor Drive                (beverage distribution firm)
Black Point
Novato, CA 94948

Don J. Emerson                 Manages his personal investments
P.O. Box 69
Cobb, CA 95426

Arthur C. Latno, Jr.           Manages his personal investments
67 Convent Court
San Rafael, CA 94901

Patrick D. Lynch               Consultant and director for several high
23211 North 144th Drive        technology firms
Sun City West, AZ 85375

Catherine Cope MacMillan       President and owner of The Firehouse
The Firehouse Restaurant       Restaurant in Sacramento
1112 Second Street             (restaurant)
Old Sacramento, CA 95814

                   Executive Officers (Who Are Not Directors)
                   ------------------------------------------

E. Joseph Bowler            Senior Vice President and Treasurer

Robert W. Entwisle          Senior Vice President of Westamerica Bank

Evan N. Fricker             Vice President and General Auditor

Charles L. Fritz            Executive Vice President and Chief Credit Officer

Dennis R. Hansen            Senior Vice President and Controller

Thomas S. Lenz              Senior Vice President and Chief Credit Administrator
                            of Westamerica Bank

Hans T.Y. Tjian             Senior Vice President and Manager of Operations
                            and Systems Administration Division of
                            Westamerica Bank

Dwight H. Murray, Jr., M.D.    Self-employed vascular general surgeon and
3443 Villa Lane, #10           Associate Clinical Professor of Surgery
Napa, CA 94558                 at University of California,

Ronald A. Nelson               Manages his personal investments
5176 Oak Meadow Drive
Santa Rosa, CA 95401

Carl R. Otto                   President and Chief Executive Officer
John F. Otto, Inc.             of John F. Otto, Inc. in Sacramento (general
P.O. Box 2858                  contracting)
Sacramento, CA 95812-2858

David L. Payne                 Chairman of the Board, Chief
Gibson Radio &                 Executive Officer and President of
 Publishing Co.                Westamerica Bancorporation and Chief
P.O. Box 3067                  Executive Officer and President of
Vallejo, CA 94590              Gibson Radio and Publishing Company
                               and Gibson Printing and Publishing Company
                               in Vallejo (newspaper, commercial printing
                               and real estate investment companies)

Edward B. Sylvester            Owner of Sylvester Engineering, Inc.,
Sylvester Engineering Inc.     (a civil engineering and planning
101 Providence Mine Road       firm)
Suite 202
Nevada City, CA 95959

                                 SCHEDULE 13D
                                 ------------

                               INDEX TO EXHIBITS
                               -----------------


                                                                            Sequentially
                                                                              Numbered
Item                                  Description                               Page
------------   ----------------------------------------------------------   ------------

Exhibit 1      Agreement and Plan of Reorganization, dated as of                  *
               November 11, 1996, among Westamerica
               Bancorporation, a California corporation, ValliCorp
               Holdings, Inc., a Delaware corporation and ValliWide
               Bank, a California chartered bank.  (Incorporated by
               reference from Exhibit 2.1 to Westamerica's Current
               Report on Form 8-K dated November 11, 1996.)

Exhibit 2      Stock Option Agreement, dated as of November 11,                   *
               1996, between Westamerica Bancorporation, a California
               corporation, and ValliCorp Holdings, Inc., a Delaware
               corporation.  (Incorporated by reference from Exhibit 99.1 to Westamerica's Current Report on Form 8-K dated
               November 11, 1996.)

Exhibit 3      Form of Shareholder Agreement dated as of
               November 11, 1996

-------------
*Previously filed.